Form 10-K, Exhibit 13
period 2004-12-31
MERISTAR HOSPITALITY OPERATING PARTNERSHIP LP; MERISTAR HOSPITALITY FINANCE CORP III; MERISTAR HOSPITALITY FINANCE CORP II; MERISTAR HOSPITALITY FINANCE CORP
filed 2005-03-16
CIK 1142258, 1169640, 1169638, 1142257

Exhibit 13

Report of Independent Registered Public Accounting Firm

The Board of Directors

MeriStar Hospitality Corporation:

We have audited the accompanying consolidated financial statements of MeriStar Hospitality Corporation and subsidiaries (the Company) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MeriStar Hospitality Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

McLean, VA

March 15, 2005

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars and shares in thousands, except per share amounts)

	2004	2003
ASSETS
Property and equipment	$2,581,720	$2,481,752
Accumulated depreciation	(506,632)	(446,032)

	2,075,088	2,035,720

Assets held for sale	-	51,169
Investments in and advances to unconsolidated affiliates	84,528	33,177
Prepaid expenses and other assets	34,533	47,934
Insurance claim receivable	76,056	-
Accounts receivable, net of allowance for doubtful accounts of $691 and $2,040	33,719	46,532
Restricted cash	58,413	42,523
Cash and cash equivalents	60,540	230,884

	$2,422,877	$2,487,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	$1,573,276	$1,638,028
Accounts payable and accrued expenses	75,999	83,458
Accrued interest	41,165	46,813
Due to Interstate Hotels & Resorts	21,799	16,411
Other liabilities	11,553	11,831

Total liabilities	1,723,792	1,796,541

Commitments and contingencies (Note 15)
Minority interests	14,053	37,785

Stockholders’ equity:
Preferred stock, par value $0.01 per share
Authorized – 100,000 shares
Issued – none	-	-
Common stock, par value $0.01 per share
Authorized – 100,000 shares
Issued – 89,739 and 69,135 shares	897	691
Additional paid-in capital	1,465,658	1,338,959
Accumulated deficit	(738,393)	(642,094)
Accumulated other comprehensive loss	-	(977)
Common stock held in treasury – 2,372 and 2,345 shares	(43,130)	(42,966)

Total stockholders’ equity	685,032	653,613

	$2,422,877	$2,487,939

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands, except per share amounts)

	2004	2003	2002
Revenue:
Hotel operations:
Rooms	$507,897	$488,883	$503,951
Food and beverage	212,132	200,795	199,148
Other hotel operations	54,111	61,657	61,093
Office rental, parking and other revenue	5,032	6,276	8,300

Total revenue	779,172	757,611	772,492

Hotel operating expenses:
Rooms	129,007	123,479	120,668
Food and beverage	153,150	145,691	141,120
Other hotel operating expenses	34,480	36,429	33,297
Office rental, parking and other expenses	2,395	2,798	3,186
Other operating expenses:
General and administrative, hotel	123,530	120,002	120,832
General and administrative, corporate	14,215	11,913	6,487
Property operating costs	117,077	113,995	112,385
Depreciation and amortization	99,431	96,196	97,731
Property taxes, insurance and other	56,965	61,237	53,195
Loss on asset impairments	4,974	27,334	-
Write-down of note receivable with Interstate Hotels & Resorts	-	-	14,517

Operating expenses	735,224	739,074	703,418

Equity in income of and interest earned from unconsolidated affiliates, net of impairment charge in 2003	13,147	(17,631)	7,608

Operating income	57,095	906	76,682

Minority interest	2,880	17,877	10,574
Interest expense, net	(126,927)	(140,623)	(136,125)
(Loss) gain on early extinguishments of debt	(7,967)	4,085	-
Change in fair value of non-hedging derivatives, net of swap payments	-	-	(4,446)
Loss on fair value of non-hedging derivatives	-	-	(4,735)

Loss before income taxes and discontinued operations	(74,919)	(117,755)	(58,050)

Income tax benefit	1,024	4,090	1,621

Loss from continuing operations	(73,895)	(113,665)	(56,429)

Discontinued operations:
Loss from discontinued operations before income tax	(22,587)	(275,313)	(105,364)
Income tax benefit	183	114	545

Loss from discontinued operations	(22,404)	(275,199)	(104,819)

Net loss	$(96,299)	$(388,864)	$(161,248)

Basic loss per share:
Loss from continuing operations	$(0.91)	$(2.24)	$(1.26)
Loss from discontinued operations	(0.27)	(5.42)	(2.33)

Net loss per basic share	$(1.18)	$(7.66)	$(3.59)

Diluted loss per share:
Loss from continuing operations	$(0.92)	$(2.47)	$(1.40)
Loss from discontinued operations	(0.27)	(5.15)	(2.17)

Net loss per diluted share	$(1.19)	$(7.62)	$(3.57)

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars and shares in thousands)

	Common Stock				Additional Paid In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Issued		Treasury
	Shares	Amount	Shares	Amount
Balance, January 1, 2002	48,761	$487	(4,237)	$(75,356)	$1,178,176	$(68,241)	$(12,503)	$1,022,563
Comprehensive loss:
Net loss	—	—	—	—	—	(161,248)	—	(161,248)
Foreign currency translation Adjustment	—	—	—	—	—	—	205	205
Change in valuation of hedging derivative instruments	—	—	—	—	—	—	511	511
Reclassification of loss on derivatives due to repayment of hedged debt	—	—	—	—	—	—	4,735	4,735

Comprehensive loss								(155,797)

Options exercised	192	2	—	—	3,151	—	—	3,153
Conversion of POPs to common stock	188	2	—	—	2,913	—	—	2,915
Amortization of unearned stock-based compensation	—	—	—	—	1,649	—	—	1,649
Shares repurchased	—	—	(87)	(1,318)	—	—	—	(1,318)
Redemption of OP Units	414	4	—	—	6,498	—	—	6,502
Dividends declared	—	—	—	—	—	(1,381)	—	(1,381)

Balance, December 31, 2002	49,555	495	(4,324)	(76,674)	1,192,387	(230,870)	(7,052)	878,286
Comprehensive loss:
Net loss	—	—	—	—	—	(388,864)	—	(388,864)
Foreign currency translation adjustment	—	—	—	—	—	—	6,075	6,075

Comprehensive loss								(382,789)

Issuances of common stock	13,800	138	—	—	95,070	—	—	95,208
Issuance of restricted stock	232	2	—	—	(2)	—	—	—
Debt for equity exchanges	4,613	46	2,056	34,084	26,308	(22,360)	—	38,078
Conversion of POPs to common stock	50	1	—	—	920	—	—	921
Amortization of unearned stock-based compensation	—	—	—	—	2,502	—	—	2,502
Stock option expense	—	—	—	—	22	—	—	22
Shares repurchased	—	—	(77)	(376)	—	—	—	(376)
Redemption of OP Units	885	9	—	—	21,752	—	—	21,761

Balance, December 31, 2003	69,135	691	(2,345)	(42,966)	1,338,959	(642,094)	(977)	653,613
Comprehensive loss:
Net loss	—	—	—	—	—	(96,299)	—	(96,299)
Foreign currency translation adjustment	—	—	—	—	—	—	977	977

Comprehensive loss								(95,322)

Issuances of common stock	12,004	120	—	—	72,062	—	—	72,182
Issuances of common stock for employee stock purchase plan	18	—	—	—	114	—	—	114
Issuance of restricted stock, net of forfeitures	310	3	—	—	(3)	—	—	—
Debt for equity exchanges	8,139	82	—	—	51,493	—	—	51,575
Conversion of OP units to common stock	133	1	—	—	605	—	—	606
Amortization of unearned stock-based compensation	—	—	—	—	2,329	—	—	2,329
Stock option expense	—	—	—	—	99	—	—	99
Shares repurchased	—	—	(27)	(164)	—	—	—	(164)

Balance, December 31, 2004	89,739	$897	(2,372)	$(43,130)	$1,465,658	$(738,393)	$—	$685,032

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands)

	2004	2003	2002
Operating activities:
Net loss	$(96,299)	$(388,864)	$(161,248)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	102,769	114,581	126,602
Loss on asset impairments	12,337	320,037	78,732
Loss on sale of assets, before tax effect	14,065	2,356	21,197
Loss (gain) on early extinguishments of debt	7,967	(4,085)	-
Loss on fair value of non-hedging derivatives	-	-	4,735
Write-down of note receivable with Interstate Hotels & Resorts	-	-	14,517
Minority interests	(2,880)	(17,877)	(10,574)
Equity in income of unconsolidated affiliates	(237)	-	-
Cash distributions from equity method investment	840	-	-
Amortization of unearned stock-based compensation	(2,939)	2,544	4,543
Change in value of interest rate swaps	-	(3,977)	(7,612)
Redemption of POPs	(4,602)	-	-
Deferred income taxes	(1,516)	(5,199)	(2,316)
Changes in operating assets and liabilities:
Accounts receivable	4,009	(7,881)	(9,650)
Prepaid expenses and other assets	8,981	(345)	(3,401)
Due from/to Interstate Hotels & Resorts	(7,132)	5,911	6,757
Accounts payable, accrued expenses, accrued interest and other liabilities	(24,449)	(34,337)	(4,384)

Net cash provided by (used in) operating activities	10,914	(17,136)	57,898

Investing activities:
Acquisition of hotels, net of cash acquired of $4.1 million	(182,375)	-	-
Capital expenditures for property and equipment	(133,953)	(36,190)	(47,347)
Investment in and advance to Radisson Lexington Avenue Hotel	(50,493)	-	-
Proceeds from sales of assets	155,698	127,885	60,650
Purchases of marketable securities	-	(18,040)	-
Sales of marketable securities	-	18,040	-
Net payments from (advances to) Interstate Hotels & Resorts	-	42,052	(7,500)
(Increase) decrease in restricted cash	(15,890)	(22,158)	939
Costs associated with disposition program and other, net	(7,475)	(6,821)	(2,476)

Net cash (used in) provided by investing activities	(234,488)	104,768	4,266

Financing activities:
Prepayments on long-term debt	(105,049)	(228,866)	(333,000)
Scheduled payments on long-term debt	(13,336)	(16,845)	(19,466)
Proceeds from debt issuance, net of issuance costs	109,669	260,468	300,452
Proceeds from common stock issuances	72,289	95,358	-
Purchase of subsidiary partnership interests	(8,690)	(65)	-
Proceeds from option exercises	7	-	3,153
Dividends paid to stockholders	-	-	(1,846)
Distributions to minority investors	(141)	(565)	(1,214)
Other	(164)	-	-

Net cash provided by (used in) financing activities	54,585	109,485	(51,921)

Effect of exchange rate changes on cash and cash equivalents	(1,355)	(129)	205

Net (decrease) increase in cash and cash equivalents	(170,344)	196,988	10,448
Cash and cash equivalents, beginning of year	230,884	33,896	23,448

Cash and cash equivalents, end of year	$60,540	$230,884	$33,896

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$138,602	$144,856	$132,977
Income tax payments, net of (refunds)	(714)	824	651

Non-cash investing and financing activities:
Property damage insurance claim receivable	$65,486	$-	$-
Senior subordinated debt redeemed in exchange for common stock	49,213	38,078	-
Mortgage foreclosure	11,141	-	-
Change in fair value of interest rate swap	4,674	-	-
Redemption of OP units	606	21,761	6,502
Issuance of POPs	-	-	2,894
POPs converted to common stock	-	921	2,915
Issuance of restricted stock	1,940	1,153	-

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

1.	Organization

MeriStar Hospitality Corporation is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of December 31, 2004, we owned 73 hotels with 20,319 rooms, all of which were leased by our taxable subsidiaries. As of December 31, 2004, 71 hotels were managed by Interstate Hotels & Resorts (“Interstate Hotels”), which was created on July 31, 2002 through the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation, one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc., and one hotel was managed by another subsidiary of Marriott International, Inc. (“Marriott”) (collectively with Interstate Hotels, the “Managers”).

On January 1, 2001, changes to the federal tax laws governing REITs, commonly known as the REIT Modernization Act, or RMA, became effective. As permitted by the RMA, we formed a number of wholly-owned taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	Managing the properties they lease (our taxable subsidiaries must enter into an “arm’s-length” management agreement with an independent third-party manager actively involved in the trade or business of hotel management and manages properties on behalf of other owners);
•	Leasing a property that contains gambling operations; and
•	Owning a brand or franchise.

The Managers operate the 73 hotels we owned as of December 31, 2004 pursuant to management agreements with our taxable subsidiaries. Under these management agreements, each taxable subsidiary pays a management fee for each property to the Manager of its hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

Under the Interstate Hotels management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

Under the Ritz-Carlton and Marriott management agreements, the base management fee is 3.0% and 2.5% of total hotel revenue, respectively, through 2005 and 3.0% under both thereafter, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined in the relevant management agreement), respectively. The agreements have initial terms expiring in 2015 and 2024, respectively, with four and three renewal periods of 10 and five years each, respectively, at the option of Ritz-Carlton and Marriott. The Ritz-Carlton and Marriott management agreements include certain limited performance guarantees by the relevant manager which are designed primarily to provide downside performance protection and run through 2005 and up to 2008, respectively. During 2004, we recorded a total amount of $1.0 million under the Ritz-Carlton and Marriott limited performance guarantees, combined. Management, based upon budgets and operating trends, expects payments under these guarantees in the future to be minimal.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation.    The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled affiliates. We consolidate entities (in the absence of other factors when determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” and that our variable interest will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated in consolidation. One of our properties reports results over 13 four week periods each year. We include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

Use of Estimates.    Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Property and Equipment.    We record our property and equipment at cost or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over an estimated useful life of 20 to 40 years, or the remaining terms of a ground lease, if shorter. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years, and computers over three to five years. During the years ended December 31, 2004, 2003 and 2002, we recognized depreciation expense of $95.3 million, $105.7 million and $115.4 million, respectively. For the years ended December 31, 2004, 2003 and 2002, we capitalized interest of $5.6 million, $3.1 million, and $4 million, respectively.

Held for Sale Properties.    Held-for-sale classification requires that the sale be probable and that the transfer of the asset is expected to be completed within one year, among other criteria. Assessing the probability of the sale requires significant judgment due to the uncertainty surrounding completing the transaction, and as a result, we have the following policy in aiding in assessing probability. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,
•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and
•	We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our consolidated balance sheet.

Intangible Assets.    Intangible assets, which are included in prepaid expenses and other assets, consist primarily of deferred financing fees. We amortize, to amortization expense, the deferred financing fees on a straight-line basis (which approximates the interest method) over the lives of the related borrowings. As of December 31, 2004, 2003 and 2002, we had recorded gross deferred financing fees of $32.8 million, $34.3 million, and $33.4 million; these intangibles were $20.2 million, $24.9 million and $22.0 million, respectively, net of accumulated amortization. Related amortization expense was $4.7 million, $4.3 million and $3.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. We estimate related amortization expense to remain approximately $5 million each of the next five years.

Cash Equivalents and Restricted Cash.    We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

Revenue Recognition.    Substantially all of our revenues are derived from the operations of our hospitality properties, including room, food and beverage revenues. We recognize hotel operational revenues as hotel services are delivered.

Impairment or Disposal of Long-Lived Assets.    We apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which require the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of and where we have no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations.

The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. When we conclude that we expect to sell or otherwise dispose of an asset significantly before the end of its previously estimated useful life, we perform an impairment analysis on that asset (as is the case for assets we are considering for disposition). We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities.    We apply the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our strategy includes the disposition of certain hotel assets, all of which are managed under agreements that typically require payments as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. To date, we have not incurred any management agreement termination obligations other than in connection with sales of hotels. For further discussion of potential termination obligations, see Note 15.

Gains and Losses From Extinguishments of Debt.    We apply the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections.” The rescission of SFAS No. 4 and No. 64 requires that all gains and losses from extinguishments of debt be classified as extraordinary only if the gains and losses are from unusual or infrequent transactions. It also requires prior period gains or losses that are not from unusual and infrequent transactions to be reclassified. See Note 8 for details on the early extinguishment of certain debt during the years ended December 31, 2004 and 2003.

Stock-Based Compensation.    We apply the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, for new stock options issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We grant options with an exercise price equal to the price of our common stock on grant date. Compensation costs related to stock options are included in general and administrative expenses on the accompanying consolidated statement of operations. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant for fixed plan awards, while variable plan awards are re-measured based upon the intrinsic value of the award at each balance sheet date.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if we had accounted for all of our employee stock options under the fair value method. We estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	1.6%	2.1%	2.1%
Dividend rate	—	—	—
Volatility factor	0.28	0.04	0.04
Weighted average expected life	4.12 years	4.12 years	3.77 years

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2004	2003	2002
Net loss, as reported	$(96,299)	$(388,864)	$(161,248)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	4,094	3,077	4,692
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(4,088)	(3,603)	(5,528)

Net loss, pro forma	$(96,293)	$(389,390)	$(162,084)

Loss per share, as reported:
Basic	$(1.18)	$(7.66)	$(3.59)
Diluted	$(1.19)	$(7.62)	$(3.57)

Weighted average fair value of options granted	$2.07	$0.23	$0.72

Loss per share, pro forma:
Basic	$(1.18)	$(7.66)	$(3.61)
Diluted	$(1.18)	$(7.64)	$(3.58)

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future years. Additionally, the adjustment related to the POPs accounting is not included in the stock-based employee compensation expense amounts in the schedule above (see Note 10).

Income Taxes.    We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities. As a REIT, we are not subject to federal income taxes, provided that we comply with various requirements necessary to maintain REIT status. We are subject to state and local taxes in certain jurisdictions.

Foreign Currency Translation.    We sold three of our four Canadian hotels in December 2003 and the fourth Canadian hotel in 2004. We maintained the results of operations for our Canadian hotels in Canadian dollars and translated those results to U.S. dollars using the average exchange rates for each period. We translated assets and liabilities using the exchange rate in effect at the balance sheet date. We reflected any resulting translation adjustments in accumulated other comprehensive loss. Our cumulative translation adjustment included in accumulated other comprehensive loss at December 31, 2004 was zero.

Derivative Instruments and Hedging Activities.    Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge. SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” became effective on July 1, 2003. The statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying derivative, and amends certain other provisions. This statement applies to any freestanding financial derivative instruments entered into or modified after June 30, 2003. This standard did not affect our results of operations or financial condition as we have properly classified our interest rate swap as a fair value hedge, and have not entered into any other transactions within the scope of SFAS No. 149.

Acquisition of Hotels.    Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by SFAS No. 141, “Business Combinations.”

Investments in Unconsolidated Affiliates.    We have non-controlling interests in two entities which we carry at cost, plus any equity in net earnings or losses on our equity method investment, less distributions received since the date of acquisition, less any adjustment for impairment, in a separate line item on our Consolidated Balance Sheets. Our cost method investment is a limited partner interest with no participation rights in the management, affairs or operations of the entity. On one investment, we recognize our preferred return quarterly as it becomes due to us. Our other investment is accounted for using the equity method, since we are presumed to exert significant influence on this entity due to our ownership percentage of 49.99%. Accordingly, we recognize 49.99% of the profit and loss of the investee. Our investments in unconsolidated affiliates are periodically reviewed for other than temporary declines in market value. An impairment is recorded as a reduction to the carrying value of the investment for any declines which are determined to be other than temporary.

Accounting for the Impact of the Hurricane Damage to Florida Properties.    In August and September 2004, hurricanes caused substantial damage to a number of our hotels located in Florida. The hurricane damage and local evacuation orders also caused significant business interruption at many of our Florida properties, including the complete closure of certain hotels. As a result, eight of our hotels were closed for an extended period of time, and five others were affected in varying degrees.

We have comprehensive insurance coverage for both property damage and business interruption. Our damage assessment teams, working with the adjusters for our insurance providers, are inspecting each of our affected properties and implementing restoration plans. Some properties will require substantial repair and reconstruction and will remain closed until such repairs are complete. Our recovery effort is extensive and includes replacing portions of buildings, landscaping and furniture, as well as upgrading to comply with changes in building and electrical codes. The net book value of the property damage is currently estimated to be at least $65 million; however, we are still assessing the impact of the hurricanes on our properties, and actual net book value write-offs could vary from this estimate. Changes to this estimate will be recorded in the periods in which they are determined. For the year ended December 31, 2004, we have recorded a net fixed asset write-off and a corresponding insurance claim receivable for this $65 million net book value amount because we believe that it is probable that the insurance recovery, net of deductibles, will significantly exceed the net book value of the damaged portion of these assets. The recovery is based on replacement cost, and we have submitted claims substantially in excess of $65 million.

While we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of these hotels, certain deductibles (primarily windstorm) and limitations will apply. Moreover, no determination has been made as to the total amount or timing of those insurance payments, and those insurance payments may not be sufficient to cover the costs of all the restoration of the hotels. To the extent that insurance proceeds, which are on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved.

As of December 31, 2004, seven of our Florida properties remained completely closed due to hurricane damage. Additionally, as of December 31, 2004, four properties that suffered varying amounts of hurricane damage had certain rooms and conference facilities out of service. Where possible and in order to mitigate loss of revenues, some permanent repairs to damaged properties have been deferred during the Florida “high season”, which generally lasts from late December through early April, in order to have facilities available to meet demand. These damaged facilities will be removed from service for permanent repairs at a later date. We have hired consultants to assess our business interruption claims and are currently negotiating with our insurance carriers regarding coverage for these income losses sustained. To the extent that we are entitled to a recovery under the insurance policies, we will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized, and such receivable will then be reflected as a component of operating income. Any gain resulting from business interruption insurance for lost income will not be recognized until the relevant payments have been received and all contingencies related to the insurance recoveries are resolved. This income recognition criteria will likely often result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected properties, resulting in fluctuations in our net income that may reduce the comparability of reported quarterly results for some periods into the future.

Under this income recognition criteria, as of December 31, 2004, we have recorded a $107.3 million insurance claim receivable related to both property damage and business interruption recoveries combined, of which $31.3 million in insurance advances had been collected through December 31, 2004. We have collected an additional $8.8 million in advances from January 1 through March 7, 2005. Of the $107.3 million receivable recorded, $65.5 million represents the write-down of net fixed assets, as discussed above. The remaining $41.8 million represents a probable recovery of costs incurred. The cost recoveries are recorded on the expense line item to which they relate; therefore there is no net impact to any line item or our results.

The following is a summary of hurricane-related activity recorded (in millions):

Hurricane Receivable December 31, 2004
Fixed assets net book value write down	$65.5
Recovery of costs incurred	41.8
Payments received to date	(31.3)

$76.0

New Accounting Pronouncements.    In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which requires companies to recognize compensation cost relating to share-based payment transactions, and measure that cost based on the fair value of the equity or liability instruments issued. We are required to comply with the provisions of this statement beginning with the third quarter of 2005. We do not expect the adoption of this revised standard to have a material effect on our accounting treatment for share-based payments, as we adopted the transition provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” on January 1, 2003 and elected to recognize compensation expense for options granted subsequent to December 31, 2002 under the fair-value-based method.

The FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67” in December 2004, which amends current guidance to state that the rules for (a) incidental operations and (b) costs incurred to sell real estate projects do not apply to real estate time-sharing transactions. We are required to comply with the provisions of this statement for the third quarter of 2005. We do not expect the effect of this statement to be material.

The FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” in December 2004. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are required to comply with the provisions of this statement for the third quarter of 2005. We have not entered into or modified any transactions within the scope of this standard, nor do we have any existing transactions that fall within the scope of SFAS No. 153.

EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” provides guidance that contingently convertible debt instruments are convertible debt, and should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. We are required to comply with the provisions of this statement for the year ended December 31, 2004. We have not entered into or modified any transactions within the scope of this standard, nor do we have any existing transactions that fall within the scope of this EITF. While our outstanding convertible subordinated notes as of December 31, 2004 are convertible into common stock, their conversion is not contingent upon any future event. Therefore, they have always been reviewed for diluted earnings per share effects, and this EITF has no impact.

Reclassifications.    Certain prior year information has been reclassified to conform to the current year presentation. These reclassifications have no impact on consolidated net loss.

3.	Comprehensive Loss

Comprehensive loss was $95.3 million for the year ended December 31, 2004, which consisted of net loss ($96.3 million) and foreign currency translation adjustments.

Comprehensive loss was $382.8 million for the year ended December 31, 2003, which consisted of net loss ($388.9 million) and foreign currency translation adjustments.

Comprehensive loss was $155.8 million for the year ended December 31, 2002, which consisted of net loss ($161.2 million), partially offset by foreign currency translation adjustments ($0.2 million), change in valuation of hedging derivative instruments ($0.5 million), and a reclassification of loss on derivatives due to repayment of hedged debt ($4.7 million).

4.	Acquisitions

On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.9 million.

The Ritz-Carlton, Pentagon City luxury hotel is operated by The Ritz-Carlton Hotel Company, LLC under a long-term contract. On June 30, 2004, we partially financed the acquisition through a $55.8 million fixed-rate mortgage loan, which is secured by this property, matures on June 1, 2011 and bears interest at an annual fixed rate of 5.8%. We financed the remainder of the acquisition cost with cash on hand.

The Marriott Irvine is operated by a subsidiary of Marriott International, Inc. under a long-term contract. We financed a portion of the acquisition with a $55.5 million fixed-rate mortgage loan, which is secured by this property, matures on July 1, 2011 and bears interest at an annual fixed rate of 5.69%. We financed the remainder of the acquisition cost with cash on hand. Because Marriott International, Inc. reports results in 13 four-week periods during the year rather than the 12 monthly periods that we employ, we will include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted loss per share for the years ended December 31, 2004 and 2003 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands):

	Year Ended December 31,
	2004	2003
Total revenue	$806,349	$817,528
Net loss	(94,134)	(388,177)
Net loss per share:
Basic	$(1.15)	$(7.64)
Diluted	(1.16)	(7.61)

The following is a summary of the combined allocation of the purchase price based on estimates of fair value as determined by an appraiser (in thousands).

Land	$14,836
Buildings and improvements	152,501
Furniture, fixtures and equipment	17,676
Net working capital	1,435

Total purchase price	$186,448

On October 1, 2004, we acquired an interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan (see Note 7).

5.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2004	2003
Land	$244,088	$238,772
Buildings and improvements	1,926,813	1,930,155
Furniture, fixtures and equipment	295,562	284,602
Construction-in-progress	115,257	28,223

	$2,581,720	$2,481,752

For the years ended December 31, 2004 and 2003, we capitalized interest of $5.6 million and $3.1 million, respectively.

During the years ended December 31, 2004, 2003 and 2002 we recognized impairment losses of $12.3 million, $295.0 million, and $78.7 million respectively, of which $7.4 million, $267.7 million, and $78.7 million, respectively, are recorded in discontinued operations as of December 31, 2004 (see Note 16). There are no properties classified as held for sale as of December 31, 2004.

The impairment charges recorded during 2004, 2003 and 2002 were triggered by an expectation that a property would be sold significantly before the end of its estimated useful life. The impairment charges were based on our estimates of the fair value of the properties we were actively marketing based on available market data. As we received updated market data on the estimated sales proceeds of these assets, we recalculated estimated fair values, and re-assessed impairment based on the updated estimated fair values. We recorded additional impairments, as necessary, based upon the estimated fair values. The estimates of fair values required us to make assumptions about the sales prices that we expected to realize for each property as well as the timing of a potential sale. In making these estimates, we considered the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual fair values, or realized proceeds, could differ materially from these estimates.

On September 7, 2004, we relinquished a property to a mortgage lender upon the completion of a foreclosure proceeding initiated by the lender with our acquiescence (see Note 8). The property and the mortgage loan had a fair value and carrying value of approximately $11 million.

6.	Assets Held for Sale

At December 31, 2004, none of our 73 properties met the probability criteria as prescribed by SFAS No. 144 to classify them as held for sale. As of December 31, 2003, seven assets were classified as held for sale. All seven of these assets were disposed of during the first six months of 2004.

Assets held for sale consisted of the following (in thousands).

	December 31,
	2004	2003
Land	$—	$5,061
Buildings and improvements	—	43,391
Furniture, fixtures and equipment	—	2,759
Construction-in-progress	—	1,114

		52,325
Accumulated depreciation	—	(1,156)

	$—	$51,169

7.	Investments in Unconsolidated Affiliates

Investment in Radisson Lexington Avenue Hotel.    On October 1, 2004, we acquired a 49.99% interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan. We made a total investment of $50 million, which includes a $40 million mezzanine loan that matures on October 1, 2014 and yields $5.8 million of cumulative annual interest, and a $10 million equity interest in the hotel. The mezzanine loan is secured by a pledge of the equity interests held by the borrower in an indirect parent of the owner of the hotel, and has a 10-year term. The loan is subordinate to $150 million in senior notes, but has priority over all equity interests.

Our equity investment is accounted for under the equity method of accounting, in accordance with our accounting policies as described in Note 2 to the Consolidated Financial Statements. The interest income from the loan, as well as the income related to the 49.99% share in profits and losses, is recorded in a separate line item “equity in income of and interest earned from unconsolidated affiliates” within operating activities as the operations of this investment are integral to our operations. As of December 31, 2004, we recognized interest income of $1.4 million on the mezzanine loan, which is recognized as earned. Our outstanding loan balance of $40.4 million includes $0.4 million origination costs associated with the loan. Our initial equity investment balance of $10.1 million includes $0.1 million of external costs incurred. During 2004, we recognized $0.2 million of income on our equity investment.

Investment in MIP.    In 1999, we, through MeriStar Hospitality Operating Partnership, L.P. (“MHOP”), our principal operating subsidiary, invested $40 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a limited partnership interest, in which we earned a 16% cumulative preferred return with outstanding balances compounded quarterly. While the return on this investment was preferred and cumulative, the underlying investment ranked equally with the investments of the other investors in MIP.

In December 2004, MIP’s partnership agreement was amended and restated. In accordance with the amended and restated MIP partnership agreement, MIP’s general partner contributed $10 million to MIP which was then distributed to us, thereby reducing our outstanding preferred return receivable; the return on our investment and on our remaining unpaid accrued preferred return was reduced to a 12% future annual cumulative return rate, and subordinate only to the MIP debt; and $12.5 million of our $40 million investment was upgraded to receive preference over all other investments. As a result of the partnership restructuring, our ability to collect the preferred return improved, and we reassessed the carrying value of our preferred return. During the fourth quarter of 2004, we were able to recognize as income the $4.1 million compounded cumulative preferred return, $1.4 million of which was earned in 2003, but fully reserved.

In February 2005, MIP completed a $175 million commercial mortgage-backed securities financing, secured by its portfolio of eight hotels. Upon the completion of the financing in February 2005, we received an additional $15.5 million, which was applied to reduce our outstanding accrued preferred returns receivable to approximately $4 million.

After the February 2005 receipt of cash, our total MIP carrying value was approximately $19 million, consisting of the $15 million investment and $4 million of accrued preferred returns receivable.

We recognize our preferred return quarterly as it becomes due to us. The income, net of related expense, is recorded in the “Equity in income of and interest earned from unconsolidated affiliates” line within operating activities as the operations of this investment are integral to our operations. For the year ended December 31, 2004 and 2003, we recognized a preferred return of $11.5 million and $7.4 million, respectively, from this investment. Additionally, the $10 million contribution that we received in December reduced our outstanding preferred return receivable balance. As of December 31, 2004 and 2003, cumulative preferred returns of $19.7 million and $19.6 million, respectively, were due from MIP. We had reserved a portion of this balance and have included the net $19.7 million and $18.2 million in the “Investments in and advances to unconsolidated affiliates” line on the accompanying consolidated balance sheets as of December 31, 2004 and 2003, respectively. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return, from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets, and from contributions to MIP from other partner contributions. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

While we believe that our current and cumulative returns continue to be fully collectible, during 2003, the value of our underlying investment declined due to the decline in MIP’s cash flow, particularly driven by results in four of its hotel markets. While we believe that the cash flow, and thus the value of our investment in MIP, will be recoverable over time, we expect that any such recovery will take a number of years to achieve. The accounting rules for cost basis investments require that declines in value that are other than temporary be recognized currently. Since the decline in the value of our underlying investment in MIP was other than temporary, we recognized a $25.0 million impairment loss on this investment during the fourth quarter of 2003. There have been no adverse changes in circumstances in 2004 that would require an additional impairment.

8.	Long-Term Debt

Long-term debt consisted of the following (in thousands):

	December 31,
	2004	2003
Senior unsecured notes due 2011 – 9.125%	$355,665	$400,000
Senior unsecured notes due 2008 – 9.0%	270,500	300,000
Senior unsecured notes due 2009 – 10.5%	224,187	250,000
Secured facility, due 2009	302,979	309,035
Secured facility, due 2013	99,293	100,765
Convertible subordinated notes	170,000	173,705
Senior subordinated notes	34,225	83,438
Mortgage and other debt	125,051	27,011
Unamortized issue discount	(3,950)	(5,926)

	$1,577,950	$1,638,028
Fair value adjustment for interest rate swap	(4,674)	-

	$1,573,276	$1,638,028

Aggregate future maturities as of December 31, 2004 were as follows (in thousands):

2005	$11,147
2006	12,031
2007	46,969
2008	284,142
2009	502,758
Thereafter	720,903

$1,577,950
Fair value adjustment for interest rate swap	(4,674)

$1,573,276

As of December 31, 2004, 81% of our debt bore fixed rates of interest, and the remaining 19% bore interest at fixed rates that have been, since April 2, 2004, effectively swapped to a floating rate. Our overall weighted average interest rate was 8.51% after giving effect to the interest rate swap. Based on market prices at December 31, 2004, the fair value of our long-term debt was $1.69 billion.

Credit facility.    On December 19, 2003, we entered into a three-year $50 million senior credit facility, secured by six of our hotels, and terminated our previous credit facility. The facility bears interest at an annual rate of the London Interbank Offered Rate, or LIBOR, plus 450 basis points. As of December 31, 2004 and 2003, we had no outstanding borrowings under this facility.

The facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to compliance with financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for us to maintain our status as a REIT and our ability to incur additional secured and total indebtedness. There are no ratings-based covenants in the facility.

Senior unsecured notes.    During the year ended December 31, 2004, we repurchased, using available cash, $99.6 million of our senior unsecured notes, including $29.5 million of the 9.0% notes due 2008, $44.3 million of the 9.125% notes due 2011, and $25.8 million of the 10.5% notes due 2009. We recorded a loss on early extinguishment of debt of $6.2 million and wrote off deferred financing costs of $1.2 million related to these repurchases which is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

The senior unsecured notes are general, unsecured obligations of MHOP, our principal operating subsidiary, and we and various subsidiaries of MHOP guarantee payment of principal and interest on the notes. These notes contain various restrictive covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions, including the repurchase of our stock, the issuance of any preferred stock, the payment of certain dividends, the incurrence of any additional debt, or the repayment of certain outstanding debt before it comes due. As of December 31, 2004, our fixed charge coverage ratio was significantly below 2 to 1, and therefore we were not permitted generally to enter into those transactions, except as noted below.

There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $300 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures, of which $194.5 million was available at December 31, 2004. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary, of which the full amount was available at December 31, 2004. We have the ability to incur debt financing within an unrestricted subsidiary, such as the $55.5 million mortgage financing related to the acquisition of Marriott Irvine. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

Secured facilities.    We completed a $330 million non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed annual interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income (“NOI”) for the trailing twelve months declines below $57 million. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. In July 2003, we signed an amendment to the loan agreement that permits the release of cash placed in escrow for all capital expenditures incurred on the 19 encumbered properties on or after April 1, 2003. Although the servicer will continue to retain in escrow any excess cash from the encumbered hotels during the low NOI period, they will release cash for all capital expenditures on the 19 encumbered properties beginning April 1, 2003, subject to the servicer’s review and approval. As of December 31, 2004 and December 31, 2003, $29.9 million and $27.2 million, respectively, of cash was held in escrow under this provision. Escrowed funds totaling $21.0 million were available to fund capital expenditures under this provision as of December 31, 2004. From January 1, 2005 through March 7, 2005, we have received cash reimbursements of $6.2 million from the servicer related to capital expenditures incurred on the 19 encumbered properties.

The fair value adjustments for the interest rate swap agreement of net $(4.7) million that are discussed in further detail below are related to the outstanding secured facility balance of $303.0 million as of December 31, 2004.

On September 26, 2003, as permitted by the indentures governing our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. The loan carries a fixed annual interest rate of 6.88% and matures in 2013. We incurred approximately $1.2 million in debt issuance costs related to the facility.

Convertible subordinated notes.    On July 1, 2003, we completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. These notes are convertible into our common stock at any time prior to or at maturity at a conversion price of $10.18 per share (equal to a conversion rate of 98.2318 shares per $1,000 principal amount of notes).

The proceeds from the issuance of the 9.5% convertible notes were used to repurchase $150.6 million of our $154.3 million 4.75% convertible notes due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. These convertible notes were convertible into our common stock at a rate of 23.2558 shares per $1,000 in principal amount, which equaled approximately $43.00 per share. On October 15, 2004, the remaining $3.7 million balance of 4.75% convertible notes were repaid at maturity.

Senior subordinated notes.    The senior subordinated notes are unsecured obligations due in 2007, and provide for semi-annual payments of interest each February 15 and August 15 at an annual rate of 8.75%. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

During the year ended December 31, 2004, we retired $49.2 million of our senior subordinated notes (plus $0.9 million of accrued interest) through the issuance of 8,138,728 shares of common stock. We recorded a loss on early extinguishment of debt of $1.7 million and wrote off deferred financing costs of $0.5 million related to this activity. The write off of deferred financing costs is included in depreciation and amortization expense on the accompanying consolidated statements of operations. In February 2005, we repurchased, using available cash, $1.49 million of our senior subordinated notes.

A portion of the proceeds from the July 2003 issuance of 9.5% convertible notes discussed above were used to repurchase $22.6 million principal amount of our senior subordinated notes, at varying prices, resulting in an aggregate discount of approximately $1.5 million. We also repurchased a further $59.8 million of these notes, at varying prices, resulting in an aggregate loss of approximately $0.3 million. In connection with the repurchases of these notes, we wrote off deferred financing costs totaling $1.0 million. Also during 2003, we exchanged $39.2 million of these notes for 6,669,506 shares of our common stock, resulting in a gain of $1.5 million. In connection with the exchanges, we wrote off deferred financing costs totaling $0.5 million.

Mortgage and other debt.    As of December 31, 2004, we had three mortgage loans, two of which were obtained during the second quarter of 2004.

We financed a portion of the Marriott Irvine acquisition (see Note 4) with a $55.5 million fixed-rate mortgage loan effective June 25, 2004, which matures on July 1, 2011 and bears interest at an annual fixed rate of 5.69%. On June 30, 2004, in connection with The Ritz-Carlton, Pentagon City acquisition (see Note 4), we entered into a $55.8 million fixed-rate mortgage loan, which matures on June 1, 2011 and bears interest at an annual fixed rate of 5.8%.

We had a mortgage loan on a hotel property that was to mature in 2011 and carried an interest rate of 8.8%; however, the lender, with our acquiescence, initiated foreclosure proceedings on the property which were completed on September 7, 2004, and we relinquished the property to the bank. The carrying value of the mortgage loan and the fair value of the property both approximated $11 million. This property is included in discontinued operations.

Our other individual mortgage matures in 2011 and carries a fixed interest rate of 9.0% with an initial principal amount of $17.0 million.

On January 26, 2005, we entered into a $37.7 million mortgage loan on our Hilton Crystal City hotel that bears interest at a fixed rate of 5.84%. The mortgage requires interest payments only for the first three years and then monthly payments of interest and principal over the remaining portion of the ten year term of the loan.

Derivatives.    On April 2, 2004, we entered into an interest rate swap arrangement with a third party to manage our interest rate risk related to our secured facility due 2009, effectively converting the interest the facility bears from a fixed rate to a floating rate. Under the swap, we receive fixed-rate payments of 8.01% and pay floating rate payments based on a one month LIBOR plus 444 basis points on an initial $307 million notional amount. We do not use derivative instruments for speculative purposes. Due to the fact that the notional amount of the swap matches the principal amount of the underlying debt and other hedge accounting criteria were met, the swap was designated as highly effective at the inception of the swap arrangement and designated as a fair value hedge. We continue to evaluate the effectiveness of the hedge and believe that the hedge continues to be highly effective.

For a derivative qualifying as a fair value hedge, the change in net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument is recorded in our consolidated statements of operations. These amounts offset each other as there was no ineffective portion and therefore had no impact on our net loss for the year ended December 31, 2004. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease to the carrying value of the debt instrument being hedged on our consolidated balance sheets. The fair value of our hedge was approximately a $4.7 million liability as of December 31, 2004. This amount is recorded on our consolidated balance sheet in the other liabilities line item with a corresponding debit recorded to long-term debt. During the year ended December 31, 2004, we earned cash payments of $4.2 million under the swap, which were recorded as a reduction in interest expense. In conjunction with the interest rate swap, we have posted collateral of $12.0 million as of December 31, 2004. The required collateral amount fluctuates based on the changes in the swap rate and the amount of time left to maturity. During 2004, our posted collateral ranged from $8.0 million to $20.9 million. However, due to the terms of the swap agreement, our posted collateral must be a minimum amount calculated per the agreement, which was $6.7 million as of December 31, 2004. We will receive all remaining collateral upon maturity of the swap.

During 2003, our only derivative instruments consisted of two swap agreements that did not qualify for treatment as hedges under SFAS No. 133, which expired in April 2003 and July 2003. During the year ended December 31, 2003, we recognized $4.0 million of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in that time period. For the year ended December 31, 2003, we made cash payments on those swaps of $4.0 million. The change in fair value and the swap payments are netted together on our consolidated statement of operations, thus resulting in no impact on consolidated net loss.

During the year ended December 31, 2002, we recognized $7.6 million of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in that time period. For the year ended December 31, 2002, we made cash payments on those swaps of $12.1 million. The change in fair value and the swap payments are netted together on our consolidated statement of operations. During the year ended December 31, 2002, we also recognized a $4.7 million loss on the fair value of derivatives no longer providing a hedge due to the repayment of the hedged debt.

9. Income Taxes

When the RMA became effective on January 1, 2001, we formed taxable subsidiaries to lease certain of our properties. These subsidiaries are subject to taxation similar to subchapter C-corporations. The income of these taxable subsidiaries is subject to federal and state income taxes. In addition, the REIT is also subject to income taxes in certain state and local jurisdictions.

Our income taxes were allocated as follows (in thousands):

	2004	2003	2002
Tax benefit on loss from continuing operations	($1,024)	$(4,090)	$(1,621)
Tax benefit on loss from discontinued operations	(183)	(114)	(545)

Total income tax benefit	$(1,207)	$(4,204)	$(2,166)

Our effective income tax rate differs from the federal statutory income tax rate as follows:

	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
Effect of REIT dividends paid deduction	(35.0)	(35.0)	(35.0)
State and local taxes	(1.2)	(1.1)	(1.2)
Difference in effective rate on foreign subsidiaries	-	-	(0.1)

	(1.2%)	(1.1%)	(1.3%)

The components of income tax (benefit) expense were as follows as of December 31 (in thousands):

	2004	2003	2002
Current:
State	$309	$495	$150
Foreign	—	500	—

	309	995	150
Deferred:
Federal	—	—	337
State	(1,516)	(5,419)	(2,543)
Foreign	—	220	(110)

	(1,516)	(5,199)	(2,316)

	$(1,207)	$(4,204)	$(2,166)

The tax effects of the principal temporary differences that give rise to our net deferred tax liability (asset) were as follows (in thousands):

	December 31,
	2004	2003
Basis difference in property and equipment	$4,740	$3,895
Amortization	(497)	(584)
Accrued expenses	163	566
Net operating loss carryforwards	(67,173)	(28,361)
Other	678	242

Net deferred tax liability (asset)	(62,089)	(24,242)
Valuation allowance	62,089	25,758

Net deferred tax liability (asset)	$0	$1,516

For state income tax purposes, the aggregate net operating loss (NOL) carryforward, prior to apportionment, for the REIT was $280.5 million and $130.8 million as of December 31, 2004 and 2003, respectively. These NOLs expire through 2024. The net operating loss for any jurisdiction, state or local, is subject to the laws of that jurisdiction and may differ from the aggregate NOL carryforward noted above for reasons other than apportionment. Such differences in NOL characteristics may arise from, but are not limited to, carry over period limitations and asset recovery methods that are different from the federal income tax rules. We have recorded a deferred tax asset relating to the NOL carryovers for states where we are subject to corporate level tax, based on our ability to use the losses against future income and as an offset to our net deferred tax liability relating to such state taxes.

As a result of our cumulative recognized losses for the REIT, the Company has placed a valuation allowance against a portion of the deferred tax asset created by the net operating loss. The valuation allowance is sufficient to prevent our net operating loss from creating a net deferred tax asset for the Company. In future periods, we will review our ability to utilize our net operating loss carryforwards based on changes in economic conditions and corporate results, and we will adjust the valuation allowance accordingly. At December 31, 2004, the valuation allowance for the REIT was $1.0 million.

For federal income tax purposes, the NOL carryforward for our taxable subsidiaries was $153.9 million and $63.7 million as of December 31, 2004 and 2003, respectively. These NOLs expire through 2024. Based on our projections of the taxable subsidiaries’ ability to utilize the NOL carryforward, we have recorded valuation allowances for the taxable subsidiaries of $61.1 million and $25.8 million, respectively, to reduce the carrying value of the NOL carryforward deferred tax asset to zero at both December 31, 2004 and 2003.

Our total valuation allowance was $62.1 million, $25.8 million and $10.5 million at December 31, 2004, 2003 and 2002, respectively.

A significant component of our deferred tax liability continues to be the basis difference in our fixed assets. At the time of the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we established a new basis for the acquired assets and assumed liabilities based on their fair values at the time of the merger. We established a net deferred income tax liability for the estimated future state and local income tax effect for differences between the accounting and tax bases of these assets and liabilities. As of December 31, 2004, this component of the deferred tax liability was $4.7 million.

REITs are subject to federal income taxes in certain instances involving the disposition of hotel assets. For a period of 10 years, beginning with the first year the corporation elected REIT status, if the REIT disposes of an asset that had appreciated in value at the time of the REIT election, a corporate-level income tax may be incurred. The amount of income subject to this corporate-level tax is limited to the amount of built-in-gain established at the time of our initial REIT election. We have disposed of certain assets that were subject to the built-in-gains tax. The disposition of these assets resulted in a net built-in-loss of $33.9 million. This built-in-loss is available to offset any income from future sales of assets that are subject to the built-in-gains tax. We do not anticipate our future dispositions to result in the recognition of a net built-in-gain. As a result, we have recorded a full valuation allowance against the built-in-loss carryover.

In the course of document review with respect to the MIP restructuring, we discovered a potential technical REIT qualification issue relating to a wholly-owned subsidiary of MIP, of which we are deemed to own a de minimis proportionate share. For further discussion, see Note 15.

10.	Stockholders’ Equity and Minority Interests

Common Stock Transactions.    We are authorized to issue up to 100,000,000 shares of our preferred stock, par value $0.01 per share, from time to time with such rights, preferences and priorities as the Board of Directors shall designate. We have not issued any preferred stock.

On April 23, 2004, we issued and sold 12.0 million shares of common stock at a price to the public of $6.25 per share pursuant to our effective shelf registration statement filed under the Securities Act of 1933. The offering closed on April 28, 2004 with net proceeds of $72.2 million.

During the year ended December 31, 2004, we retired $49.2 million of our senior subordinated notes (plus $0.9 million of accrued interest) through the issuance of 8,138,728 shares of common stock (see Note 8).

During the year ended December 31, 2004, we issued 18,298 shares of common stock with a value of $0.1 million, related to shares issued under our employee stock purchase plan.

In September 2003, we issued 13,800,000 shares of common stock at a price of $7.20 per share ($95.2 million of net proceeds) pursuant to our effective shelf registration statement filed under the Securities Act of 1933.

During 2003, we issued 6,669,506 shares of common stock in exchange for $39.2 million of our senior subordinated notes (see Note 8). We reissued 2,056,210 shares held in treasury in connection with these exchanges.

We issued 50,000 shares of common stock to a former executive officer and director in connection with the formal separation of management functions with Interstate Hotels during the first quarter of 2003. This former executive officer and director also relinquished 50,000 Profits-Only OP Units (POPs) in the first quarter of 2003 in connection with the separation.

Restricted Stock Transactions.    In 2004 and 2003, we issued 325,000 and 231,721 shares of restricted stock to employees, with an aggregate value of $1.9 million and $1.2 million, respectively.

OP Units.    Substantially all of our assets are held indirectly by and operated through MeriStar Hospitality Operating Partnership, L.P., our subsidiary operating partnership, (Commission file number 333-63768). Our operating partnership’s partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and POPs.

Common OP Unit holders converted 133,000 and 885,000 of their OP Units, with a value of $0.6 million and $21.8 million, respectively, into common stock during the years ended December 31, 2004 and 2003, respectively.

On April 9, 2004, in accordance with the terms of the certificate of designation for the outstanding Class D OP Units of our operating partnership, we redeemed all outstanding Class D OP Units plus accrued and unpaid preferential distributions on those units, for an aggregate consideration of approximately $8.7 million. The Class D OP Units had become redeemable at the option of the holder on April 1, 2004.

In July 2004, our Board of Directors authorized the elimination of the plan pursuant to which the POPs were issued. In conjunction with the elimination of the plan, we completed the redemption of all outstanding POPs for a total of $4.6 million in cash on December 2, 2004, although 187,500 of those POPs redeemed were not yet exchangeable pursuant to the POPs Plan. The POPs plan had been accounted for under APB 25, “Accounting for Stock Issued to Employees” as a fixed plan since December 11, 2001. Under fixed plan accounting, compensation expense is measured on the intrinsic value of the award on the grant date and amortized on a straight line basis over the vesting period. As a result of an accounting analysis performed in conjunction with the elimination of the POPs plan, we have determined that these awards should have been accounted for using variable plan accounting instead of fixed plan accounting. Under variable plan accounting, compensation expense is re-measured based upon the intrinsic value of the award at each balance sheet date and amortized to expense using a ratable vesting formula. Had variable plan accounting been applied from December 11, 2001, compensation expense for each of the years ended December 31, 2001, 2002 and 2003 would have been increased (reduced) by $0.5 million, $(3.7) million, and $(2.7) million, respectively. In order to correct this error, an adjustment of $4.5 million, net of forfeitures, was recorded during the third quarter of 2004 to reduce compensation expense; $4.0 million of this amount relates to 2003 and prior periods while $0.2 million and $0.3 million relate to the first and second quarters of 2004, respectively. This adjustment is included in the “General and administrative, corporate” line in our Consolidated Statements of Operations. In addition, the accrual for our liability under this plan, which was $3.6 million at September 30, 2004, was reclassified from minority interest to accrued liabilities as of September 30, 2004. With the redemption of all outstanding POPs, this liability is zero at December 31, 2004. We have determined that the adjustments related to correction of this error are immaterial on both a quantitative and qualitative basis to the financial statements for all periods affected. Accordingly, the correction has been made in the current period financial statements.

Treasury Stock.    As of December 31, 2004 and 2003, we carried 2.4 million and 2.3 million shares, respectively, in treasury stock. We record and carry treasury stock at cost, and generally acquire treasury stock to cover the Company’s minimum tax withholdings related to stock issued for compensation.

Dividends.    We did not declare or pay any dividends in 2004 or 2003.

On March 30, 2002, June 26, 2002, and September 25, 2002, we declared our first, second, and third quarter dividends for 2002, respectively, equivalent to an annual rate of $0.03 per share of common stock and Common OP Unit. We did not declare a dividend in the fourth quarter of 2002. The amount of the dividend for each quarter was $0.01 per share. The dividends were paid on April 30, 2002, July 31, 2002, and October 31, 2002.

11.	Loss Per Share

The following table presents the computation of basic and diluted loss per share (in thousands, except per share amounts):

	Year Ended December 31,
	2004	2003	2002
Basic Loss Per Share:
Loss from continuing operations	$(73,895)	$(113,665)	$(56,429)
Dividends paid on unvested restricted stock	-	-	(4)

Loss available to common stockholders	(73,895)	(113,665)	(56,433)
Weighted average number of basic shares of common stock outstanding	81,542	50,807	44,931

Basic loss per share from continuing operations	$(0.91)	$(2.24)	$(1.26)

Diluted Loss Per Share:
Loss available to common stockholders from continuing operations	$(73,895)	$(113,665)	$(56,433)
Minority interest	(2,943)	(18,380)	(11,124)

Adjusted net loss	$(76,838)	$(132,045)	$(67,557)

Weighted average number of basic shares of common stock outstanding	81,542	50,807	44,931
Common stock equivalents:
Operating partnership units	2,375	2,599	3,450

Total weighted average number of diluted shares of common stock outstanding	83,917	53,406	48,381

Diluted loss per share from continuing operations	$(0.92)	$(2.47)	$(1.40)

For the years ended December 31, 2004, 2003, and 2002, 16,760,362, 12,048,406, and 5,872,139 shares, respectively, consisting of shares issuable upon conversion, exchange or exercise of stock options, certain operating partnership units, and shares from our outstanding convertible notes, were excluded from the calculation of diluted loss per share as their inclusion would be anti-dilutive.

12.	Related-Party Transactions

Due to/from Interstate Hotels & Resorts

Effective March 31, 2004, our Chairman and Chief Executive Officer, Paul Whetsell, resigned as CEO of Interstate Hotels, but remains a non-executive Chairman of the Board of Directors of Interstate Hotels. In the normal course of managing our hotel properties, Interstate Hotels incurs day-to-day operating costs which are reimbursed by us. The balance due to Interstate Hotels of $21.8 million at December 31, 2004 and $16.4 million at December 31, 2003, respectively, included management fees due for each hotel, and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days. The balance also included accrued termination obligations related to our asset dispositions. During the years ended December 31, 2004, 2003 and 2002, we paid Interstate Hotels a total of $25.9 million, $23.3 million, and $30.4 million, respectively, for termination fees, management fees, and miscellaneous operating expenses.

Pursuant to an intercompany agreement effective as of August 3, 1998, we and Interstate Hotels provided each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, until July 1, 2004, Interstate Hotels had the right of first refusal, under certain circumstances, to become the manager of any real property we acquired, and we and Interstate Hotels also may have provided each other with certain services from time to time. Although the intercompany agreement is no longer in effect, we and Interstate Hotels may continue to provide each other with services from time to time; certain of these services are required by the management agreements. These services may have included administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which Interstate Hotels was compensated in an amount that we would have been charged by a third party for comparable services. During the years ended December 31, 2004, 2003 and 2002, we paid Interstate Hotels a net amount of $0.05 million, $0.07 million, and $0.5 million, respectively, for such services. In July 2004, we concluded negotiations with Interstate Hotels to terminate the intercompany agreement, eliminating the last element of our original “paper clip” relationship with Interstate Hotels.

Note Receivable from Interstate Hotels & Resorts

Under a revolving credit agreement with Interstate Hotels through July 31, 2002, we had the ability to lend Interstate Hotels up to $50 million for general corporate purposes. As of December 31, 2001, Interstate Hotels owed us $36 million under this agreement. Effective January 1, 2002, Interstate Hotels issued us a term note for $13.1 million, which refinanced outstanding accounts payable owed to us.

In connection with the merger that created Interstate Hotels on July 31, 2002, we amended the terms of certain loans outstanding to Interstate Hotels, combining them into a term loan agreement with a principal balance of $56.1 million and a maturity date of July 31, 2007. The interest rate was 650 basis points over the 30-day LIBOR. This term loan was subordinate to Interstate Hotels’ bank credit agreement.

In late December 2002, we reached an agreement to settle the term loan with Interstate Hotels for $42.1 million, plus accrued interest, which was paid in January 2003. We incurred a $14.5 million charge in 2002, including expenses of the transaction, related to this settlement.

During 2002, we earned interest of $4.8 million from these lending arrangements.

Senior Unsecured Notes held by Oak Hill Capital Partners

One non-executive director of MeriStar Hospitality Corporation’s Board of Directors is a Managing Partner of Oak Hill Capital Management, Inc, and Oak Hill Capital Management II, LLC and another non-executive director of MeriStar Hospitality Corporation’s Board of Directors oversees an entity related to Oak Hill Capital Partners, LP and Oak Hill Capital Partners II, LP.

Of the $300 million aggregate principal amount of 9.0% senior unsecured notes due in 2008 we issued in January 2001, $30 million principal amount was issued at a price of 99.688% to an affiliate of Oak Hill Capital Partners.

Of the total $400 million aggregate principal amount of 9.125% senior unsecured notes due in 2011 we issued in 2001 and 2002, $20 million principal amount was issued at a price of 99.603% to an affiliate of Oak Hill Capital Partners.

Of the $250 million aggregate principal amount of 10.5% senior unsecured notes due in 2009 we issued in December 2001, $23 million principal amount was issued at a price of 99.368% to an affiliate of Oak Hill Capital Partners.

Note Receivable from Radisson Lexington

Our outstanding note receivable from Radisson Lexington, an equity method investment, was $40 million as of December 31, 2004, which is due in full in 2014. This loan yields $5.8 million of cumulative annual interest, for which we recognized interest income of $1.4 million in 2004. See Note 7 “Investment in Unconsolidated Affiliates” for information about this investment.

Relationship with MIP

Oak Hill Capital Partners, and Interstate Hotels, both related-parties to MeriStar Hospitality Corporation are partners in the joint venture that forms the General Partner of MIP, a joint venture established in 1999 to acquire upscale, full-service hotels. We earn a cumulative preferred return on our $40 million investment with outstanding balances compounded quarterly, which we recognize quarterly as it becomes due to us. For the years ended December 31, 2004, 2003, and 2002, we recognized a preferred return of $11.5 million, $7.4 million, and $7.6 million respectively, from this investment. As of December 31, 2004 and 2003, cumulative preferred returns of $19.7 million, and $19.6 million, respectively, were due from MIP. See Note 7 “Investment in Unconsolidated Affiliates” for information about this investment.

13.	Incentive Compensation

Under our incentive plan, we are authorized to award up to a maximum of 12.5% of our outstanding shares of common stock to our officers or other key employees. These awards may be granted in cash, restricted shares of common stock or options to purchase common stock. As of December 31, 2004, we were authorized to award up to a maximum of 10,920,864 shares of common stock, of which 7,879,774 shares remain available for award.

Under our incentive plan for non-employee directors, we are authorized to award up to 500,000 options to purchase common stock to our non-employee directors. As of December 31, 2004, 148,050 shares remain available for award.

Stock Options

Stock options to officers, other key employees or directors are exercisable in three annual installments and expire ten years from the grant date.

Stock option activity for 2004, 2003 and 2002 was as follows:

	Incentive Plan		Directors’ Plan
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2002	2,613,380	$19.47	186,950	$21.63
Granted	707,500	11.03	92,500	11.09
Exercised	(201,296)	15.45	-	-
Canceled	(164,829)	20.10	-	-

Outstanding at December 31, 2002	2,954,755	17.59	279,450	18.14
Granted	200,000	4.39	35,000	5.90
Canceled	(405,322)	23.26	-	-

Outstanding at December 31, 2003	2,749,433	15.77	314,450	16.78
Granted	151,500	6.24	37,500	6.25
Exercised	(1,667)	3.37	-	-
Canceled	(1,554,205)	16.39	-	-

Outstanding at December 31, 2004	1,345,061	$13.99	351,950	$15.66

Shares exercisable at December 31:
2002	2,191,049	$19.81	119,167	$21.79

2003	2,074,402	$17.99	177,500	$20.52

2004	941,904	$16.98	260,291	$18.43

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.93 to $5.90	190,000	8.24	$4.27	61,671	$4.23
$5.92 to $6.60	183,000	9.33	$6.18	11,668	$6.26
$6.65 to $6.81	38,500	9.07	$6.76	3,334	$6.66
$7.42 to $7.42	320,000	7.95	$7.42	213,336	$7.42
$7.73 to $15.64	274,420	4.44	$14.45	260,258	$14.40
$16.31 to $19.00	192,834	6.57	$17.44	153,671	$17.48
$19.19 to $21.38	169,900	3.58	$20.14	169,900	$20.14
$22.00 to $29.44	234,557	3.86	$25.94	234,557	$25.94
$29.55 to $31.29	26,000	2.86	$30.07	26,000	$30.07
$31.42 to $31.42	67,800	2.87	$31.42	67,800	$31.42

	1,697,011			1,202,195

Other Stock-Based Compensation

During the years ended December 31, 2004 and 2003, we issued 310,000 and 231,721 shares of restricted stock, net of forfeitures, to our employees. This restricted stock generally vests ratably over three-year periods. The weighted average grant-date fair value of restricted stock issued during 2004 and 2003 was $5.93 and $4.99, respectively.

During the years ended December 31, 2000, 2001 and 2002, our operating partnership granted a total of 1,000,000 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs were subject to vesting requirements and the incurrence of a “book-up” event, and were exchangeable for common stock or cash based on the market value of our common stock. During the years ended December 31, 2003 and 2002, 50,000 and 187,500, respectively, POPs were surrendered in exchange for the same number of shares of common stock. In July 2004, our Board of Directors authorized the redemption of all outstanding POPs. On December 2, 2004, we completed the redemption of all 701,250 outstanding POPS (net of forfeitures) for a total of $4.6 million in cash, although 187,500 of those POPs redeemed were not yet exchangeable pursuant to the POPs Plan. See Note 10 to the financial statements.

In 2004, our Board of Directors authorized us to grant certain long term incentive stock awards (the “awards”) under our incentive plan, pursuant to criteria to be established by the Compensation Committee of our Board of Directors (the “Committee”). In March 2005, the Committee finalized the service and performance criteria pursuant to which these awards will be issued, effective for the three year period ending December 31, 2006. We recorded $1.6 million compensation expense related to these awards during the year ended December 31, 2004. The awards will be paid to the extent they are earned in the form of our common stock during 2007, and the number of shares will be determined based on the stock price at the time at which they are paid.

14.	Separation and Restructuring Charges

In 2002, we incurred $3.2 million of costs related to the formal separation of management functions from Interstate Hotels. The costs are included in the line item “general and administrative, corporate” on our income statement.

15.	Commitments and Contingencies

Litigation.    In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

Minimum Lease Payments.    We lease the land at certain of our hotels under long-term arrangements from third parties. These agreements are accounted for as operating leases and are expensed evenly over the life of the lease. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments, including fixed escalations, required under these operating leases as of December 31, 2004 were as follows (in thousands):

2005	$3,460
2006	3,121
2007	3,147
2008	3,172
2009	3,063
Thereafter	101,020

Total gross payments	116,983
Less: Sublease receipts	(144)

Total net payments	$116,839

Our obligations under other operating lease commitments, primarily for equipment, are not significant.

Rent expense consists of:

	2004	2003	2002
	(in thousands)
Minimum rentals on operating leases	$2,804	$2,449	$2,453
Additional rentals based on revenues and other leases	2,920	2,986	3,452
Less: sublease receipts	(187)	(181)	(176)

	$5,537	$5,254	$5,729

Termination Fees.    We may be obligated to pay Interstate Hotels termination fees of up to a maximum of approximately $13.1 million with respect to the 36 properties we have disposed of between January 1, 2003 and December 31, 2004. As we dispose of any additional assets, we may be obligated to pay additional termination fees. Any obligations due under the termination provisions of the applicable contracts will be payable over a period of 48 months after termination. Termination fees payable to Interstate Hotels may be reduced by amounts paid under replacement management contracts.

During July 2004, we concluded negotiations with Interstate Hotels to terminate the intercompany agreement. In exchange for terminating the intercompany agreement, we received, among other things:

•	the right to terminate up to 600 rooms per year upon the payment of a termination fee equal to 1.5 times the fees earned during the preceding 12 months, with the ability to carry over up to 600 rooms for termination in the succeeding year;
•	the right to terminate the management contract of a hotel, where Interstate Hotels invests in a competing hotel, with no termination fee; and
•	an extension of the termination fee payment period for terminations related to hotel sales, from 30 months to 48 months.

Separately, we reached an agreement with Interstate Hotels regarding the calculation of termination fees payable upon a sale. Although termination fees for the properties that have been disposed of or were expected to be disposed of under our previously announced disposition program (which includes one of the 73 properties we owned as of December 31, 2004) will be unchanged, we received a $2.5 million credit, which is applicable to fees payable with respect to future dispositions. Of the $2.5 million credit, $2.4 million has been applied to terminations that occurred during 2004.

Hurricane recoveries.    Recoveries expected to be received for insured claims are included in the insurance claim receivable. Additional liabilities, if any, that may result from these matters are not expected to have a material adverse effect on our financial position or results from operations.

Other commitments and contingencies.    We maintain reserves for commitments and contingencies that arise in the normal course of business based on the existing facts and circumstances. As of December 31, 2004 and 2003, we carried a $5.1 million and $3.1 million, respectively, reserve related to workers’ compensation insurance claims related to periods prior to January 31, 2003. This reserve was increased $2.0 million during 2004 due to a change in estimate regarding insurance payments covered by a third party. Future changes related to the facts and circumstances of our reserves could necessitate additional, or a reduction of, reserves in the future.

As part of our asset renovation program, we have entered into contractual obligations with vendors to acquire capital assets and perform renovations totaling approximately $48.0 million over the next 12 months. As of December 31, 2004, we have entered into contractual obligations related to capital expenditures as a result of hurricanes in the amount of $14.3 million over the next 12 months, most of which we expect to be reimbursed by our insurance carriers.

In the course of document review with respect to the MIP restructuring, we discovered a potential technical REIT qualification issue relating to a wholly-owned subsidiary of MIP, of which we are deemed to own a de minimis proportionate share. In order to eliminate any uncertainty, we are currently negotiating a closing agreement with the Internal Revenue Service to resolve all REIT qualification matters with respect to this potential issue. As a result of our negotiations with the Internal Revenue Service, we do not anticipate incurring a material tax liability and we expect to remain qualified as a REIT for all prior years. We also remain qualified to operate as a REIT for calendar year 2005.

16.	Dispositions

Between January 1, 2003 and December 31, 2004, we disposed of 36 hotels with 8,109 rooms for total gross proceeds of $283.6 million in cash and $11.1 million in reduction of debt. Of these 36 hotels, 15 hotels were disposed of in 2003 and 21 hotels were disposed of in 2004. As of December 31, 2004, none of our hotels met our criteria for held-for-sale classification (see Note 6). Operating results for the sold hotels, and where applicable, the gain or loss on final disposition, are included in discontinued operations.

Summary financial information included in discontinued operations for these hotels were as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Revenue	$47,016	$181,485	$227,443

Loss on asset impairments	$(7,363)	$(267,703)	$(78,732)
Pretax loss from operations	(1,159)	(5,254)	(5,435)
Loss on disposal	(14,065)	(2,356)	(21,197)

	$(22,587)	$(275,313)	$(105,364)

Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate Hotels with respect to these hotels’ management contracts.

17.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires public entities to report selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment, hotel ownership.

The following summarizes certain geographic information required under the standard (in thousands):

	2004		2003		2002
Revenue:
U.S.	$822,270		$916,536		$978,235
Canada	3,918		22,560		21,700

	$826,188		$939,096		$999,935

Property and equipment, net:
U.S.	$2,075,088		$2,077,474
Canada	-	(1)	9,415	(1)

	$2,075,088		$2,086,889

(1) We sold three of the four Canadian hotels in December 2003 and the other in 2004.

18.	Quarterly Financial Information (Unaudited)

Quarterly information has been restated to conform to the current presentation of discontinued operations as of December 31, 2004 (in thousands).

	2004				2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$195,810	$214,827	$187,492	$181,043	$190,972	$207,387	$178,619	$180,633
Loss on asset impairments	184	670	1,805	2,315	-	22,704	4,000	630
Total operating expenses	186,569	191,202	181,758	175,695	174,456	207,029	180,963	176,626
Equity in income of and interest earned from unconsolidated affiliates	1,600	1,600	1,600	8,347	2,032	2,137	2,248	(24,048)
Operating income (loss)	10,841	25,225	7,334	13,695	18,548	2,495	(96)	(20,041)
(Loss) income from continuing operations	(28,464)	(5,851)	(22,601)	(16,979)	(12,089)	(21,300)	(29,554)	(50,722)
Net (loss) income	(40,245)	(11,555)	(26,771)	(17,728)	(69,746)	(206,361)	(50,693)	(62,064)
Diluted (loss) earnings per share	$(0.58)	$(0.14)	$(0.31)	$(0.20)	$(1.51)	$(4.47)	$(1.05)	$(0.97)

19.	Consolidating Financial Statements

We and certain subsidiaries of MeriStar Hospitality Operating Partnership, L.P. (MHOP), our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. We own a one percent general partner interest in MHOP, and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 96 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Annual Report on Form 10-K presents supplementary consolidating financial statements for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP’s consolidating balance sheets as of December 31, 2004 and 2003, consolidating statements of operations for the years ended December 31, 2004, 2003, and 2002, and consolidating statements of cash flows for the years ended December 31, 2004, 2003, and 2002.